SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            IGENE BIOTECHNOLOGY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   45169510-0
                                 (CUSIP Number)

                               Fraydun Manocherian
                                3 New York Plaza
                            NEW YORK, NEW YORK 10004

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 3, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                              (Page 1 of 5 Pages)

                                  SCHEDULE 13D

-----------------------------------          ----------------------------------
CUSIP No.   45169510-0                         Page   2
                                                    ---
-----------------------------------          ----------------------------------


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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fraydun Manocherian

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)

                                                                (b)

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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*
       PF.
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

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          NUMBER OF                      7        SOLE VOTING POWER
           SHARES
        BENEFICIALLY                              8,570,000
         OWNED BY
                                  ---------------------------------------------
                                         8        SHARED VOTING POWER
            EACH
          REPORTING
         PERSON WITH
                                  ---------------------------------------------
                                         9        SOLE DISPOSITIVE POWER

                                                  8,570,000
                                  ---------------------------------------------
                                        10        SHARED DISPOSITIVE
                                                  POWER

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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,570,000
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       44.6%
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 14    TYPE OF REPORTING PERSON*
       IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to Common Stock, par value $.01 per share (the "Common Stock"), of IGENE Biotechnology, Inc., a Maryland corporation ("The Company"), whose principal executive offices are located at 9110 Red Branch Road, Columbia, MD 21045.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by Fraydun Manocherian, an individual, whose place of business is located at: 3 New York Plaza, New York, New York 10004 (the "Reporting Person").

          The principal business of the Reporting Person is: Real Estate Developer.

          The Reporting Person has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

          The Reporting Person is a United States Citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate purchase price of the securities acquired by Mr. Manocherian pursuant to the Bridge Loan (as defined below) was $375,000 all of which was obtained from personal funds. The aggregate purchase price of the Common Stock acquired by Mr. Manocherian was $165,687, all of which was obtained from personal funds. The aggregate purchase price of the Units (as described below) was $375,000 which was paid for through the cancellation of the $375,000 of notes acquired pursuant to the Bridge Loan (as defined below).

ITEM 4.   PURPOSE OF TRANSACTION.

          Effective August 1, 1997, various directors of the Company (Messrs. Abeles, Cenerazzo, Kempner and Knafel), the Reporting Person (the "Investors") and the Company entered into a Loan Agreement pursuant to which the Investors agreed to make advances to the Company from time to time in an aggregate principal amount for all such advances outstanding not to exceed $2,000,000 at any time (the "Bridge Loan"). The outstanding principal amount of the Bridge Loan bears interest at the rate of 8% per annum. The Bridge Loan is due and payable on the first to occur of March 31, 1998, or the closing of a Rights Offering (described below). At the option of each Investor, all indebtedness under the Bridge Loan will be repaid and canceled through the use of proceeds from the Rights Offering or will be converted into Common Stock of the Company at a conversion price of $.10 per share.

          The Company undertook a Rights Offering (the "Rights Offering") in which the Company sought to raise up to $5,000,000 by issuing to each holder of Common Stock (including Common Stock issuable upon conversion or exercise of outstanding convertible notes, preferred stock, warrants and options of the Company on an as converted basis) one transferable Right (a "Right") for each share of Common Stock or equivalent thereof. Each Right entitled the holder to purchase prior to March 31, 1998, at a subscription price of $.10 per Unit (a "Unit"), .54 Units. Each Unit consists of $.10 principal amount of notes and warrants to purchase Common Stock of the Company at an exercise price of $.10.

          If the Company does not raise at least $2 million in the Rights Offering, the Investors have agreed to purchase Units equal to the difference between $2 million and the proceeds received from the Rights Offering. This will insure to the Company that the Company will receive at least $2 million of proceeds pursuant to the Rights Offering.

          In consideration of the Investors committing to make the Bridge Loans and agreeing to subscribe for Units pursuant to the Rights Offering to insure the Company receives at least $2 million in the Rights Offering, the Company agreed to issue to the Investors warrants, at an exercise price of $.10 per warrant, to purchase 10 shares of Common Stock for each $1.00 of loans made by each Investor.

          The Reporting Person agreed to invest $375,000 pursuant to the Bridge Loan.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As of April 1, 1998, the Reporting Person beneficially owned 1,070,000 Shares of Common Stock, $375,000 principal amount of notes and warrants to purchase 7,500,000 shares of Common Stock, which, assuming conversion of all notes and exercise of all warrants would amount to 8,570,000 shares of Common Stock of the Company, or 44.6%.1

--------
1 Under the rules of the Securities and Exchange Commission, the calculation of the percent assumes for each person that only such person's warrants, options or convertible notes are exercised or converted and that no other person exercises or converts outstanding warrants, options or convertible notes. Accordingly, this percentage is not on a fully-diluted basis.

          Pursuant to the Rights Offering, the Reporting Person received 8,510,000 Rights on February 17, 1998 (one for each share of common stock beneficially owned as of February 13, 1998) to Purchase Units. Except for the exercise of Rights to purchase 3,750,000 Units (described below), the Rights expired on March 31, 1998.

          The transactions by the Reporting Person pursuant to the Bridge Loan were as follows: on June 5, 1997, July 3, 1997, July 29, 1997, September 4, 1997, September 24, 1997 and October 20, 1997, the Company issued demand promissory notes to the Reporting Person for an aggregate consideration of $375,000. The Reporting Person loaned $62,500 to the Company in each such transaction. The Reporting Person also received warrants to purchase 3,750,000 shares of Common Stock at an exercise price of $.10 as described above.

          On February 9, 1998, the Reporting Person sold 79,500 shares of Common Stock in the open market for an aggregate consideration of $5,366.00. On March 4, 1998, the Reporting Person purchased 20,000 shares of Common Stock in the open market for an aggregate consideration of $2,100.00. On March 9, 1998, the Reporting person purchased 40,000 shares of Common Stock in the open market for an aggregate consideration of $4,400.00.

          On March 31, 1998, the Reporting Person purchased 3,750,000 Units in the Rights Offering for an aggregate consideration of $375,000. The Reporting Person paid the Company for the purchase of these Units through the cancellation of the $375,000 in promissory notes received as part of the Bridge financing.

          All securities were acquired for investment.

ITEM 6.   CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Bridge Loan described in Item 4 above, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Loan Agreement dated as of August 1, 1997, by and between the Reporting Person and the Company constituting exhibit 10.7 to Registration Statement No. 333-41581 is hereby incorporated by reference.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 7, 1998                      /s/ Fraydun Manocherian
                                    Fraydun Manocherian